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FEB 19 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23081

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UniCredit Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 42nd Street
(No. and Street)

New York	New York	11365
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Lupo 212-672-5945
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	New York	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Andrew Lupo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UniCredit Capital Markets LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President & Chief Compliance

Title

Notary Public

Iana Kozlenko
Notary Public State of New York
No. 01KO6151005
Qualified in Kings County
Expires 8/7, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNICREDIT CAPITAL MARKETS LLC
(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)

Financial Statement

December 31, 2018

UniCredit Capital Markets LLC
(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)

December 31, 2018

Table of Contents

MAZARS

Report of Independent Registered Public Accounting Firm

To the Member of UniCredit Capital Markets LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UniCredit Capital Markets LLC, (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2013.

New York, NY
February 12, 2019

UniCredit Capital Markets LLC
(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)

Statement of Financial Condition

December 31, 2018

Assets

Securities owned, at fair value	$	131,097,120
Due from clearing broker		5,656,786
Underwriting fees receivable		1,342,586
Due from affiliated companies		2,286,509
Accrued interest receivable		759,538
Prepaid expenses and other assets		14,041
Total assets	$	141,156,580

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	1,650,788
Taxes payable		3,273,098
Total liabilities		4,923,886
Member's equity:		
Total member's equity		136,232,694
Total liabilities and member's equity	$	141,156,580

See accompanying notes to financial statement

UniCredit Capital Markets LLC
(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)
Notes to Financial Statements
December 31, 2018

(1) Organization

UniCredit Capital Markets LLC (the "Company") is a wholly-owned subsidiary of UniCredit U.S. Finance LLC (UCIUSF). The Company, formerly UniCredit Capital Markets Inc., was incorporated in New York in 1978. UCIUSF is a wholly-owned subsidiary of UniCredit Bank AG, Munich (UCB Bank or the Parent). On November 1, 2010, UniCredit Capital Markets Conversion, LLC (UCMC) was established and on December 30, 2010, UniCredit Capital Markets Inc. was merged into UCMC (the "Merger") under a tax-free liquidation pursuant to Section 332 of the Internal Revenue Code. Upon the Merger, the name of UCMC was changed to UniCredit Capital Markets LLC.

Each share of capital stock of UniCredit Capital Markets Inc. issued and outstanding immediately prior to the Merger was deemed canceled. After the Merger, UCIUSF continued to be the sole member of the Company and owned all of the limited liability company interest in the Company.

On December 1, 2014, the Company received a capital contribution of $75 Million from UCIUSF in support of its underwriting business.

The Company is based in the United States of America and conducts business from its offices in New York City. The Company, which is engaged in brokerage-related activities, generates a significant portion of its revenues from customers of the Parent, its affiliates, and other institutional clients. Such activities primarily include foreign securities order flow. In addition, the Company provides corporate and financial services to both its clients and customers of the Parent and its affiliates in the U.S. market.

The Company is a registered broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) and (ii) of Rule 15c3-3. The Company clears its transactions through another broker dealer, on a fully-disclosed basis.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements have been prepared under accounting principles generally accepted in the United States of America ("U.S. GAAP").

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) ***Revenue Recognition***

In 2017, the Financial Accounting Standards Board (FASB) adopted Accounting Standards Codification (ASC) 606, *Revenue from Contracts with Customers*, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard went into effect for the Company for the annual reporting period beginning January 1, 2018 and does not have a significant impact on the financial statements.

Commissions are recorded on a trade date basis. The Firm's underwriting and selling fees are recorded upon deal closure (trade-date), net of related costs.

(d) ***Cash and Cash Equivalents***

The Company considers balances at banks and highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

(e) ***Securities Transactions***

Securities owned, at fair value is primarily comprised of US Treasury Notes. Securities transactions are recorded on a trade-date basis. Subsequent market fluctuations may require the Company to purchase securities at prices which may differ from the fair value reflected in the Company's statement of financial condition. Securities owned or securities sold, not yet purchased are stated at quoted market price, with unrealized gains or losses reflected in principal transactions.

Securities not readily marketable, primarily investments in private investment companies, are recorded under the equity method, which the Company believes approximates fair value.

(f) ***Income Taxes***

The Company is a Limited Liability Company which is 100% owned by UCB Bank. For the tax year ended December 31, 2018, the Company is included in the consolidated federal income tax return of UCB Bank, but files separate tax returns for New York State and City. As such, state and local income taxes are determined on a stand-alone basis. The Company and UCB Bank have entered into a tax sharing agreement effective January 1, 2011, which provides that the income tax liability of the Company will be determined as if the Company filed separate income tax returns. Any benefit arising from losses or credits from the Company utilized by UCB Bank in computing its tax liability on a consolidated basis shall be reimbursed by UCB Bank. Tax receivable and benefits are reflected as a component of due from affiliated companies (See Note 8).

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets

and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained.

(3) Investment in a Private Investment Company

In 2018, the Company wrote-off their investment to reflect current valuations of the assets of the private investment company.

(4) Employee Benefit Plans

The Company participates in a defined contribution retirement plan established under Section 401(k) of the Internal Revenue Code sponsored by its ultimate parent, UCB Bank. The New York branch of UCB Bank administers the plan. All full-time employees who meet eligibility requirements may elect to participate in the plan. Participants may contribute up to 15% of eligible compensation on a pretax basis, not to exceed $18,500 for the 2018 calendar year. In addition, participants at or over the age of 50 may elect to make additional "catch-up" contributions to the Plan not to exceed $6,000 in 2018. The Company contributes an additional 50% of the contributions made by the participants.

In addition, the Company participates in a profit sharing plan sponsored by UCB Bank, which offers benefits to substantially all employees who meet certain age and eligibility requirements.

(5) Income Taxes

Pursuant to its intercompany tax sharing agreement with the Parent (note 2), the Company maintains all tax related balances as a component of the due from affiliated companies balances with UCB Bank. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2018 are principally comprised of the effects of accrued bonus, deferred compensation and accumulated net operating loss (NOL) carryforward. As of December 31, 2018, the tax effect of these temporary differences resulted in deferred tax assets of approximately $820,048.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, if any, projected taxable income, and tax planning strategies in making this assessment.

In order to fully recognize the deferred tax asset, the Company will need to generate sufficient future taxable income prior to the expiration of the NOL carryforwards starting in 2034. The New York State and New York City PNOLs (NOLs at year end 2014 converted based on tax law changes) are $7,954,914 and $6,932,269, respectively. Considering the level of historical taxable losses and based on projections for future taxable income over the periods in which the deferred tax assets are deductible and considering management's ability to implement tax planning strategies related to intercompany cost allocation and revenue sharing arrangements, management believes it is more-likely-than-not that the Company will realize the benefits of these deductible differences at December 31, 2018. The amount of

the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company evaluates the uncertainties of tax positions taken or expected to be taken on a return based on the probability of whether the position taken will be sustained upon examination by taxing authorities. The Company uses a more-likely than not threshold for recognition and derecognition of tax positions taken or to be taken in a tax return. The Company concluded that it has no material uncertain tax liabilities to be recognized as of December 31, 2018.

In accordance with the accounting guidance on the accounting for uncertainty in income taxes, the Company assessed its tax positions for all open tax years as of December 31, 2018 as follows:

Federal	Year 2015 through 2018
State and Local (UBT)	Year 2015 through 2018

If there are interest and penalties on tax positions, the Company's policy is to classify these as general, administrative and other expense.

(6) Commitments and Contingencies

Clearing Broker Agreement

The Company introduces its customer transactions to Pershing LLC, a clearing broker, with which it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. Securities purchased in connection with these transactions are collateral for amounts owed. The Company has a receivable of $5,656,786 from its clearing broker including a deposit for $260,380. This receivable represents a concentration of credit risk.

(7) Net Capital Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital of $250,000. As of December 31, 2018, the Company had net capital of $131,606,329, which exceeded the regulatory requirement by $131,356,329.

(8) Related Party Transactions

Investment Banking

In 2018, the Company earned underwriting fees from customers referred to and from the Company by UCB Bank. Referral fees, relating to underwriting fee income and payable to UCB Bank, totaling $378,844 was outstanding and included in accounts payable and accrued expenses as of December 31, 2018.

Income from Affiliates

In 2018, the Company realized income from UCB Bank (London Branch) relating to services provided by the Company's fixed income sales department to the affiliate. The service level agreement with UCB Bank provides that the Company will earn such revenue based on expenses incurred plus 10%.

Commitment Fees

On January 27, 2016, the Company entered into a revolving note (Subordinated Loan Agreement approved by FINRA) with UCB Bank. The amount of the revolving note is $100,000,000, and has a maturity date and expires on January 22, 2020. The revolving note is to be used to support the Company's underwriting business. The revolving note calls for the Company to pay a commitment fee of 0.67% to UCB Bank. For the year ending December 31, 2018, the Company incurred commitment fees of which $1,860 is payable as of December 31, 2018. The revolving note was drawn in full on June 18, 2018 and was outstanding until June 27, 2018. While outstanding, the Company paid an interest rate of 5.72188%.

Due from Affiliated Companies

Due from affiliated companies is comprised of a receivable from UCB Bank for $2,286,509. The UCB Bank receivable is a net balance of the tax sharing agreement between the Company and UCB Bank of approximately $820,049, a receivable relating to the fixed income sales department of $1,338,462 and cash held at UCB Bank of $127,998 for the purpose of paying expenses for normal operating activities of the Company.

Rent and Occupancy

The Company utilizes office space of an affiliate during 2018.

Overhead Allocation – Affiliated Company

The Company paid to affiliates for intercompany allocation of various general and administrative costs including, but not limited to, technology, human resources and other back office charges, depreciation and amortization of office furniture and equipment. Service level agreements between the Company and the Parent or affiliate exist to govern expenses that are not directly charged to the Company.

(9) Fair Value of Financial Instruments

Generally accepted accounting standards require the disclosure of the fair value of financial instruments, as defined, for both assets and liabilities reported in the statement of financial condition. Primarily all of the Company's financial instruments are carried at, or approximate, fair value.

(10) Fair Value Measurements

The Company applies ASC 820, *Fair Value Measurements and Disclosures,* which establishes a framework for measuring fair value by three level hierarchy and expands disclosures about fair value measurements. The Company records certain assets and liabilities at fair value.

The three-level hierarchy for fair value measurements is defined as follows:

Level 1 Pricing inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 Pricing inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and the inputs that are observable for the asset or liability, either directly or indirectly.

Level 3 Pricing inputs are unobservable for the investment and include situations when there is few, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Government Securities. U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in Level 1 of the fair value hierarchy.

The following table summarizes the valuation of the Company's investments by fair value hierarchy as described above as of December 31, 2018:

	Total	Level 1	Level 2	Level 3
U.S. Treasuries - July 31, 2019 maturity	$ 131,097,120	$ 131,097,120	$ -	$ -
Total	$ 131,097,120	$ 131,097,120	$ -	$ -

(11) Subsequent Event

The Company has evaluated subsequent events through February 12, 2019, the date on which the financial statements were available to be issued. Management has concluded that there were no subsequent events that are required to be accrued or disclosed.